FOSCHINI

FOSCHINI LIMITED

FOSCHINI LIMITED UNAUDITED INTERIM PROFIT ANNOUNCEMENT

for the half-year ended September 2006



Highlights

- **Retail turnover up**
  by 16,6% to R3,4 billion
- **Profit before tax up**
  by 26,4% to R715,6 million
- **Headline earnings per share up**
  up by 20,1% to 210,3 cents
- **Interim dividend declared**
  increased by 25,0%
  to 100,0 cents per share
- **Sustained strong**
  balance sheet

www.foschinigroup.com

FOSCHINI LIMITED UNAUDITED INTERIM PROFIT ANNOUNCEMENT

for the half-year ended September 2006

CONSOLIDATED INCOME STATEMENT

	26 weeks *ended* 30.09.2006 Unaudited Rm	26 weeks *ended* 24.09.2005 Unaudited Rm	Change %	53 weeks ended 31.03.2006 Audited Rm
Revenue	**3 911,3**	3 291,4		7 306,7
Retail turnover	**3 370,2**	2 890,4	16,6	6 432,1
Cost of turnover	**1 982,9**	1 693,5		3 707,9
Gross profit	**1 387,3**	1 196,9		2 724,2
Interest received (note 4)	**424,3**	286,9		644,1
Dividends received	**5,0**	6,8		13,4
Net trading expenses (note 5)	**(1 070,7)**	(892,5)		(1 814,4)
Operating profit before finance charges	**745,9**	598,1	24,7	1 567,3
Interest paid	**30,3**	31,9		79,1
Profit before tax	**715,6**	566,2	26,4	1 488,2
Income tax expense	**235,7**	182,7		479,2
Profit for the period	**479,9**	383,5	25,1	1 009,0
Attributable to:				
Equity holders of Foschini Limited	**442,4**	374,3		986,9
Minority interest	**37,5**	9,2		22,1
Profit for the period	**479,9**	383,5		1 009,0
Reconciliation of attributable profit to headline earnings				
Profit attributable to equity holders of Foschini Limited	**442,4**	374,3		986,9
Headline earnings	**442,4**	374,3	18,2	986,9
Earnings per ordinary share (cents)				
Basic	**210,3**	175,1	20,1	463,0
Headline	**210,3**	175,1	20,1	463,0
Diluted (basic)	**203,9**	172,6		449,6
Diluted (headline)	**203,9**	172,6		449,6
Dividend per ordinary share (cents)				
Interim	**100,0**	80,0		80,0
Final	**–**	–		140,0
Total	**100,0**	80,0	25,0	220,0
Dividend cover (times)	**2,1**	2,2		2,1





CONSOLIDATED BALANCE SHEET

	Sept. 2006 Unaudited Rm	Sept. 2005 Unaudited Rm	March 2006 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	**665,5**	536,7	600,8
Goodwill	**28,6**	28,6	28,6
Preference share investment	**200,0**	200,0	–
Loans	**4,7**	6,1	4,1
Private label card receivables	**130,4**	76,6	90,1
Loan receivables	**520,2**	450,2	497,6
Participation in export partnerships	**104,0**	115,2	108,6
Deferred taxation	**211,9**	206,3	211,9
	1 865,3	1 619,7	1 541,7
Current assets			
Inventory (note 6)	**1 151,1**	1 018,7	1 090,8
Preference share investment	**–**	–	200,0
Trade receivables – retail	**2 101,2**	1 882,3	2 116,6
Private label card receivables	**462,2**	271,7	390,0
Other receivables and prepayments	**165,3**	122,4	181,9
Loan receivables	**339,8**	294,0	319,9
Participation in export partnerships	**9,3**	51,9	8,5
Cash	**65,8**	52,3	62,5
	4 294,7	3 693,3	4 370,2
Total assets	**6 160,0**	5 313,0	5 911,9
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini Limited	**3 237,9**	2 486,6	3 122,9
Minority interest	**146,0**	22,5	88,9
Total equity	**3 383,9**	2 509,1	3 211,8
Non-current liabilities			
Interest-bearing debt	**862,9**	992,8	797,0
Operating lease liability	**323,7**	307,7	318,1
Deferred taxation	**149,6**	161,5	153,9
	1 336,2	1 462,0	1 269,0
Current liabilities			
Short-term loans	**7,5**	–	8,0
Trade and other payables	**956,2**	975,5	982,3
Taxation payable	**366,5**	263,4	327,9
Employee benefit accruals	**109,7**	103,0	112,9
	1 439,9	1 341,9	1 431,1
Total liabilities	**2 776,1**	2 803,9	2 700,1
Total equity and liabilities	**6 160,0**	5 313,0	5 911,9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity holders of Foschini Limited Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2005	2 496,8	16,0	2 512,8
Profit for the half-year	374,3	9,2	383,5
Share-based payments reserve movements	10,0	–	10,0
Dividends paid	(221,5)	(2,7)	(224,2)
Delivery of shares by share trust	55,3	–	55,3
Shares purchased by share trust	(222,3)	–	(222,3)
Unrealised loss on hedging instruments	(6,0)	–	(6,0)
Equity at 24 September 2005	2 486,6	22,5	2 509,1
Profit for the half-year	612,6	12,9	625,5
Change in degree of control	–	74,7	74,7
Profit on dilution of interest in subsidiary	189,1	–	189,1
Share-based payments reserve movements	9,0	–	9,0
Dividends paid	(167,3)	(21,2)	(188,5)
Delivery of shares by share trust	24,8	–	24,8
Shares purchased by share trust	(34,6)	–	(34,6)
Unrealised gain on hedging instruments	2,7	–	2,7
Equity at 31 March 2006	3 122,9	88,9	3 211,8
Profit for the half-year	442,4	37,5	479,9
Change in degree of control	–	71,2	71,2
Profit on dilution of interest in subsidiary	112,1	–	112,1
Share-based payments reserve movements	9,0	–	9,0
Dividends paid	(292,9)	(51,6)	(344,5)
Delivery of shares by share trust	0,4	–	0,4
Shares purchased by share trust	(181,8)	–	(181,8)
Unrealised gain on hedging instruments	25,8	–	25,8
Equity at 30 September 2006	**3 237,9**	**146,0**	**3 383,9**

SUPPLEMENTARY INFORMATION

	Sept. 2006 Unaudited	Sept. 2005 Unaudited	March 2006 Audited
Net ordinary shares in issue (millions)	**209,2**	212,2	212,6
Weighted average ordinary shares in issue (millions)	**210,4**	213,8	213,1
Tangible net asset value per ordinary share (cents)	**1 534,1**	1 147,0	1 455,5





CONSOLIDATED CASH FLOW STATEMENT

	Sept. 2006 Unaudited Rm	Sept. 2005 Unaudited Rm	March 2006 Audited Rm
Cash flows from operating activities			
Operating profit before working capital changes	**440,8**	392,0	1 085,9
Increase in working capital	**(52,0)**	(226,1)	(555,4)
Cash generated by operations	**388,8**	165,9	530,5
Increase in private label card receivables	**(112,5)**	(56,6)	(188,4)
Increase in loan receivables	**(42,5)**	(85,3)	(158,6)
Interest received	**424,3**	286,9	644,1
Interest paid	**(30,3)**	(31,9)	(79,1)
Taxation paid	**(201,4)**	(219,0)	(464,2)
Dividends paid	**(344,5)**	(224,2)	(412,7)
Net cash inflows (outflows) from operating activities	**81,9**	(164,2)	(128,4)
Cash flows from investing activities			
Purchase of property, plant and equipment	**(151,0)**	(136,6)	(282,7)
Proceeds from sale of property, plant and equipment	**1,9**	2,5	4,8
Decrease in participation in export partnerships	**3,8**	44,2	94,2
(Increase) decrease in loans	**(0,6)**	0,5	2,5
Shares purchased by share trust	**(181,8)**	(222,3)	(256,9)
Proceeds on dilution of interest in subsidiary	**183,3**	–	263,8
Net cash outflows from investing activities	**(144,4)**	(311,7)	(174,3)
Cash flows from financing activities			
Proceeds on delivery of shares by share trust	**0,4**	55,3	80,1
Increase in interest-bearing debt	**65,9**	439,4	243,6
(Decrease) increase in short-term loans	**(0,5)**	(2,7)	5,3
Net cash inflows from financing activities	**65,8**	492,0	329,0
Net increase in cash and cash equivalents during the period	**3,3**	16,1	26,3
Cash and cash equivalents at the beginning of the period	**62,5**	36,2	36,2
Cash and cash equivalents at the end of the period	**65,8**	52,3	62,5

FOSCHINI LIMITED UNAUDITED INTERIM PROFIT ANNOUNCEMENT

for the half-year ended September 2006

SEGMENTAL ANALYSIS

	26 weeks ended 30.09.2006 Unaudited Rm			26 weeks ended 24.09.2005 Unaudited Rm	
	Financial Services	**Retail**	**Consolidated**	Financial Services	Retail
REVENUE*					
External	312,0	3 599,3	3 911,3	228,5	3 062,9
Inter-segment	–	–	–	–	–
Total revenue	312,0	3 599,3	3 911,3	228,5	3 062,9
SEGMENT RESULT					
Operating profit before finance charges	208,4	537,5	745,9	145,9	452,2
External	(26,7)	(3,6)	(30,3)	(1,8)	(30,1)
Inter-segment	(24,0)	24,0	–	(30,0)	30,0
Interest (paid) received	(50,7)	20,4	(30,3)	(31,8)	(0,1)
Income tax expense	(50,7)	(185,0)	(235,7)	(33,9)	(148,8)
Profit for the period	107,0	372,9	479,9	80,2	303,3
* includes retail turnover, interest received and other income					
SEGMENT ASSETS					
Non-current assets	677,0	1 188,3	1 865,3	543,9	1 075,8
Current assets	828,0	3 466,7	4 294,7	573,2	3 120,1
Inter-segment assets (liabilities)	12,9	(12,9)	–	12,9	(12,9)
Total assets	1 517,9	4 642,1	6 160,0	1 130,0	4 183,0
SEGMENT LIABILITIES					
Non-current liabilities	362,3	973,9	1 336,2	–	1 462,0
Current liabilities	106,2	1 333,7	1 439,9	100,4	1 241,5
Inter-segment liabilities (assets)	673,1	(673,1)	–	761,0	(761,0)
Total liabilities	1 141,6	1 634,5	2 776,1	861,4	1 942,5
SEGMENT INFORMATION					
Capital expenditure	3,5	147,5	151,0	0,6	136,0
Depreciation	1,8	82,2	84,0	1,4	70,2

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

	53 weeks ended 31.03.2006 Audited Rm		
Consolidated	Financial Services	Retail	Consolidated
3 291,4	494,5	6 812,2	7 306,7
–	–	–	–
3 291,4	494,5	6 812,2	7 306,7
598,1	317,1	1 250,2	1 567,3
(31,9)	(7,8)	(71,3)	(79,1)
–	(56,2)	56,2	–
(31,9)	(64,0)	(15,1)	(79,1)
(182,7)	(73,5)	(405,7)	(479,2)
383,5	179,6	829,4	1 009,0
1 619,7	609,9	931,8	1 541,7
3 693,3	747,1	3 623,1	4 370,2
–	12,9	(12,9)	–
5 313,0	1 369,9	4 542,0	5 911,9
1 462,0	224,6	1 044,4	1 269,0
1 341,9	143,2	1 287,9	1 431,1
–	676,4	(676,4)	–
2 803,9	1 044,2	1 655,9	2 700,1
136,6	3,6	279,1	282,7
71,6	1,8	147,1	148,9



FOSCHINI LIMITED UNAUDITED INTERIM PROFIT ANNOUNCEMENT

for the half-year ended September 2006

NOTES

1. The unaudited results for the half-year ended 30 September 2006 have been prepared in accordance with the group's accounting policies, which comply with International Financial Reporting Standards (IFRS) and have been consistently applied with those adopted for the year ended 31 March 2006.
2. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.
3. Included in share capital are 16,9 (2005: 16,9) million shares which are owned by a subsidiary of the company, and 14,4 (2005: 11,4) million shares which are owned by the share incentive trust. These have been eliminated on consolidation.

	Sept. 2006 Unaudited Rm	Sept. 2005 Unaudited Rm	March 2006 Audited Rm
4. ***INTEREST RECEIVED***			
Trade receivables – retail	**146,8**	118,1	253,0
Loan receivables	**180,0**	136,2	290,9
Private label card receivables	**97,5**	32,6	100,2
	424,3	286,9	644,1
5. **NET TRADING EXPENSES**			
Depreciation	**(84,0)**	(71,6)	(148,9)
Employee costs: normal	**(422,5)**	(367,3)	(813,9)
Employee costs: bonuses	**–**	–	(51,9)
Employee costs: share-based payments	**(9,0)**	(10,0)	(19,0)
Store occupancy costs: normal	**(245,8)**	(214,3)	(459,6)
Store occupancy costs: lease liability adjustment	**(5,6)**	17,2	6,8
Net other operating costs	**(303,8)**	(246,5)	(327,9)
	(1 070,7)	(892,5)	(1 814,4)
6. **INVENTORY**			
Merchandise and raw materials	**1 106,3**	980,1	1 065,8
Goods in transit	**44,8**	38,6	25,0
	1 151,1	1 018,7	1 090,8





COMMENT

GROUP OVERVIEW

Our group has once again achieved another period of very good performance, particularly as the results are coming off an extremely high base created over the last few years.

Notwithstanding the increase in interest rates, the level of consumer confidence and spending has remained strong in the first half of this year. Retail turnover for the first six months increased by 16,6%.

Gross margins for the period were marginally down by 0,2% on the previous period as a result of a change in the sales mix.

Operating profit increased by 24,7%, while profit after tax increased by 25,1%. After the deduction of the minority interest in RCS Investment Holdings (Pty) Ltd, the group's financial services division, attributable income has increased by 18,2%. Headline earnings per share increased by 20,1% to 210,3 cents per share.

The group's operating margin for the period increased to 22,1% from 20,7%.

During the period under review 60 new stores were opened whilst 27 stores were closed across all divisions. At the end of the period the group was trading out of 1 306 stores with a trading area of 370 079 square metres, an increase of 4,3% during the current trading period.

The group's dividend cover has been retained at 2,1 times attributable headline earnings per share. Accordingly, the interim dividend has been increased by 25,0% to 100,0 cents per share from 80,0 cents in the corresponding period.

TRADING DIVISIONS

The buoyant trading conditions experienced in the past few years continued into the first half of this year, albeit at lower growth levels, having regard to the very high base. All our divisions performed well, once again substantially above our product inflation of approximately 4%.

Retail turnover and growths in the various divisions were as follows:

	No. of stores	Retail turnover Rm	% change
@home	47	188,0	39,3
Exact!	176	312,1	18,3
Foschini	378	1 394,4	13,4
Markham	186	529,6	20,3
Jewellery division	311	441,6	16,4
Sports division	203	485,0	22,0
RJL (discontinued)	5	19,5	
Total	1 306	3 370,2	16,6

Total same store turnover for the period grew by 7,8%, with apparel growing 5,6%, cosmetics 13,1%, cell phones by 25,3%, jewellery by 9,4% and homewares by 2,4%.

The **Foschini division**, despite stock shortages during August and September which adversely impacted turnover, traded satisfactorily with same store growth of 4,5%.

The **Markham division** traded extremely well with same store growth of 13,6%. Its new store design concept continues to be expanded countrywide. Its RJL brand which has been discontinued, has only five stores remaining which will be closed in the second half of the year.

The **Jewellery division**, comprising American Swiss Jewellers, Sterns and Matrix, continues to be a leader in the retail jewellery market in southern Africa and traded extremely well. Same store growth was 11,6%.

Exact! continues to go from strength to strength with sales densities improving. Same store growth was 14,0%.

The **Sports division**, trading as Sportscene, Totalsports and DueSouth, traded very well with growth in turnover of 22,0% and comparable same store growth of 12,5%.

Our **@home division** continued with substantial growth, increasing its store base to 47 during the period, and growing its turnover to R188 million, an increase of 39,3%. Comparable same store growth of only 2,4% is primarily due to its own cannibalisation as it rolls out additional stores, as well as an extremely competitive market.

Foschini retail credit – our retail debtors book, which amounts to R2,1 billion, has remained static during the period, whilst credit turnover grew by 12,3% compared to the previous corresponding period, reflecting positive collections in line with our more aggressive collection strategy. Cash sales as a percentage of total sales increased from 29,3% to 31,9%.

There is evidence that the credit cycle has entered a new phase where conditions are not as favourable as they have been in recent years. Net bad debts as a percentage of credit transactions increased marginally from 2,4% to 2,6% which we expect to be maintained in the second half.

FINANCIAL SERVICES

Our financial services division comprises RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division continued to perform satisfactorily, growing its profit before tax for the period by 38,2%. In terms of the transaction with the Standard Bank of South Africa Limited (SBSA), our group's shareholding in this division decreased by a further 10% to 65% from 1 April 2006.

PROSPECTS

Retail turnover for the first five weeks of the second half remains buoyant and ahead of budget. The increase in interest rates with the possibility of further increases, is likely to affect to some degree, the disposable income of consumers. Consumer spending may not be as strong in the second half of the year.



The second half of the year is always largely dependent on the level of Christmas trading, and in addition, the second half of this year comprises one less trading week than the previous second half. Having regard to these factors, and in the absence of unforeseen circumstances, we remain confident about trading in the second half, and expect to be able to produce good growth in earnings for this period.

47 new stores will be opened in the second half of the year.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend no. 140 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2007 has been declared, payable on Monday, 26 March 2007 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 23 March 2007.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 15 March 2007. Foschini Limited preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 16 March 2007 and the record date, as indicated, will be Friday, 23 March 2007.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 16 March 2007 to Friday, 23 March 2007, both dates inclusive.

INTERIM ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared an interim ordinary dividend of 100,0 cents per ordinary share payable on Monday, 8 January 2007 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 5 January 2007.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 28 December 2006. Foschini Limited ordinary shares will commence trading "ex" the dividend from the commencement of business on Friday, 29 December 2006 and the record date, as indicated, will be Friday, 5 January 2007.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 29 December 2006 to Friday, 5 January 2007, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

Signed on behalf of the Board

E Osrin *Chairman* **D M Polak** *Managing Director*

Cape Town

2 November 2006

To view these results visit our website!
www.foschinigroup.com

FOSCHINI

FOSCHINI LIMITED

Executive directors: D M Polak, R Stein
Non-executive directors: E Osrin (Chairman), D M Nurek (Deputy Chairman), Prof F Abrahams, S E Abrahams, L F Bergman (Austrian), W V Cuba, N H Goodwin, M Lewis
Registered office: Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500
Registration number: 1937/009504/06
Share codes: FOS – FOSP • **ISIN codes:** ZAE000031019 – ZAE000031027

Transfer secretaries: Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001
Sponsor: UBS South Africa (Proprietary) Limited

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